BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or "Company") (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to the article 12, of CVM Instruction 358, of January 3, 2002, informs its sharehlders and the market its new global organizational structure.

According to resolution of the Board of Directors on the date hereof, Alexandre Borges, current General Manager ("GM") Latam, was appointed to the position of Chief Financial and Investor Relations Officer of the BRF (VP of Finance and Management) to replace Augusto Ribeiro Júnior, who leaves the Company.

In addition, the Company’s Board of Directors approved a new organizational structure for its Vice-President areas, as the following: (i) VP of Finance and Management; (ii) VP of Human Resources; (iii) VP of Marketing, Innovation & Quality; (iv) VP of Supply Chain; and (v) Legal VP & Corporate Relations.

The formers VP of Marketing & Innovation and VP of Quality, became integrated in order to connect the pillars of brand, quality and innovation. The area will be lead by Rodrigo Vieira, former VP of Human Resorces. Arthur Tacla joins BRF´s team, leading the VP of Human Resources.

Brazil will now be managed by two GMs, due to its importance and complexity. In replacement of Flavia Faugeres, who leaves the Company, Rafael Ivanisk (Sales & Marketing) and Leonardo Almeida Byrro (planning & distribution) take on.

In Europe and Eurasia, Colin Norton, current CEO of BRF Invicta, is appointed in replacement of Roberto Banfi. In Latin America, Jorge Luiz de Lima will take the role as GM.

Finally, given its relevance and potential for growth, the Africa region has now the same autonomy and organizational structure of the other regions, and will be lead by Olavo Hartveld Cunha.

The Management of the Company expressed its vote of gratefulness to the Officers who now leave the Company, for their dedication during the exercise of their functions, which contributed to the development of the Company.

Further details can be obtained in the Company’s Investors Relations website.

São Paulo, February 25, 2016.

Abilio Diniz
Chairman

Pedro de Andrade Faria

Global CEO